Filed by Noble Energy, Inc.

pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Noble Energy, Inc.

(Commission File No.: 001-07964)

YOUR VOTE IS IMPORTANT
VOTE "FOR" NOBLE ENERGY'S PENDING MERGER WITH CHEVRON

noble energy

VOTE TODAY Follow the instructions on the enclosed proxy card to vote by telephone, internet or mail

September 14, 2020

Dear Fellow Noble Energy Shareholder,

The Noble Energy Board of Directors and management team are focused on maximizing value for all Noble Energy shareholders. More than a year ago the Board initiated an exhaustive process to evaluate the full range of strategic options available to Noble Energy, including potential asset divestitures, various merger alternatives and company acquisitions – as well as the continued execution of our standalone plan – all under different activity levels assumptions and commodity price scenarios. Based upon the Board's extensive review, it is clear that the combination with Chevron is the best path to deliver the highest value for all Noble Energy shareholders. The other options would not sufficiently enhance scale, address leverage concerns, diversify the portfolio or mitigate industry-wide headwinds. In addition, the alternative options were not viable due to lack of interest from counterparties or, in certain cases, because they would result in significant tax leakage.

Through the Chevron transaction, Noble Energy will become part of an even stronger global energy platform with the scale, diversity, expertise and financial strength to maximize the value of Noble Energy's asset base. Following the closing, Noble Energy shareholders will participate in the upside of the combined entity and benefit from Chevron's compelling quarterly cash dividend payout, which is six times larger than Noble Energy's current dividend and has grown annually for the last 33 years.

The E&P sector, broadly, has faced significant challenges in recent years, including significantly reduced generalist investor interest, lower company valuations, depressed commodity prices, high debt loads, pressure on credit ratings and increasing break-even prices. The COVID-19 pandemic and political uncertainty in the U.S. have only increased the sector's exposure to these headwinds. The Noble Energy Board carefully considered all of these factors along with our unique asset footprint when critically evaluating the Company's ability to maximize value creation for shareholders, now and in the future.

After evaluating numerous future commodity demand, pricing and activity scenarios, the Noble Energy Board determined that staying independent and hoping for sustained $60+ commodity prices would be highly risky, particularly as there is no certainty that an opportunity to combine with Chevron would be available in the future. The Board is unanimous in its strong belief that this is the right transaction at the right time; that Chevron is a great strategic fit; and that the pending all-stock combination maximizes current value, protects upside potential and significantly reduces downside risk to Noble Energy's valued shareholders.

Greater Scale and Financial Strength	· Ability to invest through commodity price cycles · Integration across the value chain with geographic and asset diversification · AA credit rating supports sustainable return of capital to shareholders
Strong Shareholder Value and Returns	· Transaction multiple compares favorably with other recent transactions and peer trading levels · Stock-for-stock structure retains upside opportunity for NBL shareholders · Consistent and growing CVX dividend
Independent E&P Sector Downside Risks Mitigated	· Cost of capital and access to capital markets remain challenged and volatile · Sector and NBL constrained from returning capital to shareholders · NBL currently exposed to considerable portfolio concentration risk (DJ/EMED)
Complementary High-Quality Assets	· Cost and infrastructure efficiencies · Enhances and accelerates value through development of discovered offshore resources · NBL world-class gas discoveries strong fit for CVX global gas expertise · CVX highly levered to oil price recovery due to high liquids/oil content
Superior Outcome for Noble Energy Shareholders	· Rigorous assessment of all potential options · Thorough process with no stone left unturned · Broad range of potential counterparties contacted · Board unanimously supported the transaction as the best value option

Sincerely,

Scott D. Urban
Lead Independent Director

David Stover
Chairman and CEO

Your vote is very important regardless of the number of Noble Energy shares you own. The Noble Energy Board encourages you to vote "FOR" the merger proposal and submit your proxy as soon as possible to make sure your shares are represented.

For more information on the benefits of the transaction, please visit investors.nblenergy.com YOUR VOTE IS EXTREMELY IMPORTANT NO MATTER HOW MANY SHARES YOU OWN Noble Energy shareholders who need assistance in completing the proxy card, need additional copies of the proxy materials, or have questions regarding the Special Meeting may contact the Company’s proxy solicitor: NBL@mackenziepartners.com 212 .929.5500 800.322 . 2885 Toll—Free Important Additional Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Noble Energy. The Form S-4 was declared effective on August 26, 2020, and the definitive proxy statement of Noble Energy was mailed to stockholders of Noble Energy on or about the same date. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Noble Energy may file with the SEC and send to Noble Energy’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND NOBLE ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE PROXY CARD ACCOMPANYING THE PROXY STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Chevron or Noble Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron are available free of charge on Chevron’s website at http://www.chevron.com/ investors and copies of the documents filed with the SEC by Noble Energy are available free of charge on Noble Energy’s website at http://investors.nblenergy.com. Chevron and Noble Energy and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 7, 2020. Information about the directors and executive officers of Noble Energy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 12, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 10, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Forward-Looking Statements and Cautionary Statements This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron and Noble Energy, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated operating and other cost synergies, integration of assets, mitigation of risks, and anticipated accretion to return on capital), projected financial information, future opportunities, and any other statements regarding Chevron’s and Noble Energy’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and Noble Energy’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Noble Energy stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or Noble Energy’s respective businesses; the effect of this communication on Chevron’s or Noble Energy’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Noble Energy’s control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual run-rate operating and other cost synergies and accretion to return on capital employed, free cash flow, and earnings per share; Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: changing crude oil and natural gas prices and demand for Chevron’s or Noble Energy’s products, and production curtailments due to market conditions; crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related government policies and actions; changing economic, regulatory and political environments in the various countries in which the parties operate; general domestic and international economic and political conditions; changing refining, marketing and chemicals margins; Chevron’s ability to realize anticipated cost savings, expenditure reductions and efficiencies associated with enterprise transformation initiatives; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of the parties’ suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas during the COVID-19 pandemic; the inability or failure of joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond Chevron’s control; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from pending or future litigation; Chevron’s future acquisitions or dispositions of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government- mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the receipt of required Board authorizations to pay future dividends; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; and Chevron’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Noble Energy assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Additional factors that could cause results to differ materially from those described above can be found in Noble Energy’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available on the Noble Energy’s website at http://investors.nblenergy.com/financial- information/sec-filings and on the SEC’s website at http://www.sec.gov, and in Chevron’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available on Chevron’s website at https://chevroncorp.gcs-web.com/financial-information/sec-filings and on the SEC’s website at http:// www.sec.gov.